ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

October 31, 2018

Via Edgar

Mr. Danilo Castelli

Ms. Jennifer López-Molina

Ms. Mara L. Ransom

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenlane Holdings, Inc.

Draft Registration Statement on Form S-1 Originally Submitted August 14, 2018 CIK No. 0001743745

Ladies and Gentlemen:

On behalf of our client, Greenlane Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-referenced draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to the Division of Corporate Finance procedures for draft registration statement processing announced on June 29, 2017.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated October 22, 2018 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised Amendment No. 2 to update other disclosures in the Registration Statement.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

Securities and Exchange Commission

October 31, 2018

The Company has asked us to convey the following responses to the Staff:

Unaudited Pro Forma Consolidated Financial Information, page 71

1.	We note your response to comment 7. Your response states that this adjustment is for stock options you expect to grant to independent directors to be added to your Board of Directors. However, the description of the adjustment on page 77 states that it is for options to be granted to directors, executive officers and other employees. Please clarify in your filing whether these stock options will be granted to independent directors or other directors, officers and employees. Assuming the options are granted to independent directors, please also explain to us the connection of consummation of the offering to the appointment of independent directors to the board and the reason that one is dependent upon the other. In view of this adjustment, explain how the “additional expenses” mentioned in the 2nd paragraph on page 71 excludes expenses due to options granted to independent directors.

Response: The Company advises the staff that, as disclosed in the Registration Statement, the Company was formed in May 2018 and will have no operations until the completion of the offering. In connection with the completion of this offering, Greenlane Holdings, LLC will complete the reorganization transactions described under the heading “The Transactions” in the Registration Statement and the board of directors of the Company, which is currently comprised of the Chief Executive Officer and the President of Greenlane Holdings, LLC, will appoint to the board the three independent director nominees identified on page 120 of Amendment No. 2. None of such three director nominees currently has any relationship or affiliation with Greenlane Holdings, LLC, and if the offering is not consummated, none of such director nominees will be appointed to the board of directors of the Company and none of such director nominees will be granted stock options to purchase shares of the Company’s Class A common stock.

The Registration Statement has also been revised in response to the Staff’s comment. On page 71 of Amendment No. 2, language has been added to make it clear that, while the Company expects to incur additional annual expenses as a public company that are not included in the pro forma consolidated financial information, the compensation expenses incurred in connection with the initial appointment of the three independent directors to the board has been reflected in such financial information. In addition, the description of the adjustment for stock option expenses in note (d) on page 77 of Amendment No. 2 has been revised to delete the reference to stock option grants to executive officers and other employees.

Director Compensation, page 134

2.	We note your disclosure that each non-employee director will receive a one-time award of stock options to purchase approximately $70,000 (determined using the Black-Scholes method) of your Class A common stock. Please clarify what will be “determined using the Black-Scholes method.” In this regard, your disclosure discloses a dollar amount of Class A common stock that will be issued but it is unclear on how it is determined using Black-Scholes. Please explain or clarify the disclosure.

Response: In response to the Staff’s comment, the Registration Statement has been revised to reflect a grant date fair value of the stock options. Please see page 134 of Amendment No. 2.

Securities and Exchange Commission

October 31, 2018

Underwriting, page 154

3.	We note your revised disclosure on page 156 that the “directed share program [is] described below.” However, we cannot find your description of such program in your disclosure. Please revise.

Response: The Company acknowledges the Staff’s comment and has removed the reference to a directed share program. The Company also acknowledges that it will provide the Staff with the materials to be given to prospective purchasers if a directed share program is to be offered and will update the Registration Statement accordingly. The Company further acknowledges that such submission must be made in a manner designed to allow the Staff sufficient time to review such materials.

Consolidated Financial Statements

Note 3. Revenue Recognition, page F-35

4.	We note your responses to comments 21 and 22. Please tell us if the revenue and cost of sales related to the shipments in transit at 1/1/17 were recognized in revenue and cost of sales upon delivery in 2017 or whether only revenue related to shipments in 2017 was recorded. If only revenue related to shipments in 2017 was recorded, please explain how the revenue and costs related to shipments in transit at 1/1/17 were reflected in the general ledger accounts. If revenue and cost of sales related to shipments in transit at 1/1/17 were recorded in 2017, please explain to us why you appear to have made an adjustment to add this revenue and these costs to the as reported numbers in the pro forma presentation to show the balances without the adoption of Topic 606 on page F-37. Please further quantify for us what the cumulative effect adjustment related to these goods in transit would have been if recorded upon adoption. Please explain to us in greater detail how you concluded that the effect of such transactions was not material to warrant a cumulative effect adjustment upon adoption of ASC 606.

Response: The Company acknowledges the Staff’s comment and notes that revenue and cost of sales related to shipments in transit at 1/1/2017 were recorded and reflected in the general ledger accounts in 2016, including prior to the Company’s adoption of ASC 606. The Company’s policy under Topic 605 would suggest that revenue should be recognized at the time of product delivery, whereas in adopting Topic 606, the timing of sales recognition changes from date of delivery to the date of shipment. Based on practical considerations and its assessment of materiality, the Company did not historically record an adjustment for the deferral of shipments which were in transit as of December 31. The Company estimated total sales associated with shipments that occurred in December 2015, but were delivered in January 2016, of approximately $430,553, and related cost of sales of approximately $277,851. Similarly, the Company estimates total sales associated with shipments that occurred in December 2016, but were delivered in January 2017, of approximately $502,681, and related cost of sales of approximately $343,867. As noted, the Company did not record an adjustment for the net effects of the timing differences in recording revenue described above in the fiscal year 2016 financial statements, but noted that the net effect to total sales recorded in fiscal year 2016 as approximately $72,128, and the net effect of cost of sales as approximately $66,016, with an impact to net income of approximately $6,112. The revenue and cost of sales related to shipments in transit at 1/1/2017 were not recorded as a transition adjustment upon adopting Topic 606 as such an adjustment would have given rise to an overstatement of retained earnings in 2017, since such amounts were previously recognized in 2016.

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Securities and Exchange Commission

October 31, 2018

If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Aaron LoCascio

Greenlane Holdings, Inc.

Larry W. Nishnick, Esq.

DLA Piper LLP US